Exhibit (a)(1)(viii)

Form of Final Reminder Email Communication

According to our records, you have not yet submitted an election for your eligible options. This email is to remind you that today, December 12, 2022, at 9:00 p.m. Pacific Time is the final deadline to participate in the option exchange, unless otherwise extended. The option exchange deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

You can access the option exchange website at www.myoptionexchange.com and follow the directions to make a timely decision. If you have already established your account, login with your password and check your email for the authentication code. If you have not already established your account, please click on “Register as New User”, set your password, and check your email for the authentication code. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

Your participation in the option exchange is completely voluntary. You are not obligated to participate in the option exchange. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the program, please contact to@playtika.com.